Via Facsimile and U.S. Mail
Mail Stop 6010

March 11, 2008

Mr. Harvey Lalach
President, CFO, Secretary and Director
Anavex Life Sciences, Inc.
14 Rue Kleberg
CH-1201
Geneva, Switzerland

Re: Anavex Life Sciences, Inc.
        Form 10-KSB for the Fiscal Year Ended September 30, 2007
        File No. 000-51652

Dear Mr. Lalach:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief